

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

Bryan Donohoe
Chief Executive Officer
Ares Commercial Real Estate Corporation
245 Park Avenue, 42nd Floor
New York, NY 10167

> **Re: Ares Commercial Real Estate Corporation**
>   **Registration Statement on Form S-3**
>   **Filed June 30, 2022**
>   **File No. 333-265937**

Dear Mr. Donohoe:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Monica J. Shilling, Esq.